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                            October 5, 2021

       Lyndon Lea
       President and Chief Executive Officer
       Leo Holdings III Corp.
       Albany Financial Center, South Ocean Blvd, Suite #507
       P.O. Box SP-63158
       New Providence, Nassau, The Bahamas

                                                        Re: Leo Holdings III
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 27,
2021
                                                            File No. 333-257997

       Dear Mr. Lea:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Local Bounti Projected FInancial Information, page 131

   1. We note your revised disclosure in response to comment 7. Where you cross-reference to the Cautionary Note
Regarding Forward Looking Statements, and in that section where you reference
projections, revise to acknowledge the availability of safe harbors in this form of transaction is
unsettled, with no definitive case law, Commission statement, or language in the
legislative history. Refer to SPACs, IPOs, and Liability Risk Under the
                                                        Securities Laws (April
8, 2021), available at: https:www.sec.gov/news/public-

statement/spacs-ipos-liability-risk-under-securities-laws.
 Lyndon Lea
Leo Holdings III Corp.
October 5, 2021
Page 2
Warrant Holders Proposal No.1 - The Warrant Amendment Proposal, page 187

2. We note your disclosure that the accounting treatment of the amended and restated
       warrant terms is currently under evaluation. Please update your disclosure to indicate your conclusions regarding the intended accounting treatment of the amended and restated
       warrants and include appropriate risk factor disclosure if there is any material uncertainty.
Material U.S. Federal Income Tax Consequences of the Domestication to Leo Shareholders, page 195

3.     We reissue comment 9. We note your response and your revised disclosure.
Your
       disclosure does not correspond to the guidance in SLB No. 19. Most significantly, on page 197, you do not state the degree of likelihood that the Domestication will qualify as a
       Section 368(a)(1)(F) reorganization--you state it "is not possible to predict;" however, "it is intended." You go on to explain different consequences "[a]ssuming the Domestication so qualifies." These qualifications in your disclosure and your opinion assume away the purpose of the opinion and are not appropriate. Where your disclosure makes representations as to your intended material tax consequences, you must provide a tax opinion that supports that disclosure. See Item 601(b)(8) of Regulation S-K. If the tax consequence you describe is not sufficiently predictable that you can provide at least a
       "more likely than not" tax opinion, then it appears the disclosure should be revised accordingly.
Exhibit 5.1 - Legal Opinion, page II-2

4. The Exhibit 5.1 opinion should not assume conclusions of law that are necessary for the ultimate opinion. Please file a revised Exhibit 5.1 opinion that does not include the assumptions set forth in paragraphs (a), (b), (c), (d) and (e)(ii). For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
        You may contact Christine Torney at (202) 551-3652 or Kevin Kuhar at
(202) 551-3663
if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                              Sincerely,
FirstName LastNameLyndon Lea
                                                              Division of
Corporation Finance
Comapany NameLeo Holdings III Corp.
                                                              Office of Life
Sciences
October 5, 2021 Page 2
cc:       Christian O. Nagler
FirstName LastName